SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ----------------------

                                    FORM 6-K

                        REPORT of Foreign Private Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                              Date: April 2003

                                   Disco S.A.
               (Exact name of registrant as specified in charter)

                                   Disco S.A.
                 (Translation of registrant's name into English)

                                    Argentina
                         (Jurisdiction of organization)

            Larrea 847, First Floor, 1117 Capital Federal, Argentina
                    (Address of principal executive offices)

         Registrant's telephone number, international: +54-11-4694-8017

                                    001-14292
                            (Commission File Number)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F  X         Form 40-F
                                 ---                  ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes             No  X
                                 ---            ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

On April 14, 2003, Disco S.A.(the "Company") filed a letter with the Comision Nacional de Valores (the Argentine securities regulatory authority) (the "Letter to the Comision") furnishing to the Comision Nacional de Valores a copy of a Disco board of director's resolution (the "Board Resolution") acknowledging receipt from the Buenos Aires Stock Exchange of a telegram requiring the Company to file its annual financial statements as of December 31, 2002 and related documentation within 5 business days of receipt of the telegram, which was made public by the Comision Nacional de Valores. The unofficial English translation of the Letter to the Comision and the attached Board Resolution are attached hereto as Exhibit 1.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  Disco S.A.

Date: April 22, 2003              By:/s/ Luc de Jong
                                     --------------------------------------
                                     Name:   Luc de Jong
                                     Title:  Vice President and Acting President
                                             of Disco S.A.

                                LIST OF EXHIBITS

The following exhibit has been filed as part of this Form 6-K:

Exhibit        Description

1. Unofficial English translation of the letter to the Comision Nacional de Valores, dated April 14, 2003, together with attached Board Resolution.

                                                                       Exhibit 1

                                                                  April 14, 2003

To
COMISION NACIONAL
DE VALORES

Re.: Telegram Buenos Aires Stock Exchange

Ladies and Gentlemen:

We are hereby sending you a copy of the above referred telegram from the Buenos Aires Stock Exchange, together with a copy of the Board resolution acknowledging receipt of such telegram.

Yours truly,

/s/ Mr. Ignacio Forconi
---------------------------------------
Name:   Mr. Ignacio Forconi
Title:  Attorney, Legal Department

                                                    Buenos Aires, April 14, 2003

MINUTES OF BOARD RESOLUTION No.1331

In the City of Buenos Aires, on the 14th day of the month of April 2003, at
10.00 a.m., the Board of Directors of Disco S.A. met, with the presence of the undersigned members.

The Chairman of the Board informs that a telegram from the Buenos Aires Stock Exchange was received through Correo Argentino by virtue of which such Stock Exchange orders the Company to file its annual financial statements as of December 31, 2002 and related documentation within 5 business days, in accordance with Council Resolution No. 1/93 of the Buenos Aires Stock Exchange, making it applicable to the Company in accordance with Art. 2 of Presidential Resolution No. 6/93 of the Buenos Aires Stock Exchange.

The members of the Board present at the meeting acknowledge receipt of the notice and unanimously resolve to include the text of the telegram in the Board minutes as follows:

TEXT OF TELEGRAM:
"DISCO S.A.
LARREA 847
FLOOR 2, SUITE 206
1117/CDD 12 BAIRES CF/CAPITAL FEDERAL (CF)

NOT HAVING RECEIVED ANNUAL ACCOUNTING DOCUMENTATION AS OF 12.31.02 YOU ARE ORDERED TO FILE THE SAME WITHIN 5 BUSINESS DAYS IN ACCORDANCE WITH COUNCIL RESOLUTION 1/93 AND QUALIFICATION D) AS PER PRESIDENTIAL RESOLUTION 6/93. ALSO BOARD RESOLUTION AS PER COUNSIL RESOLUTION 1/93 TO BE DULY FILED.

ROBERTO CHIARAMONI CHIEF
IN CHARGE OF SURVEILLANCE MANAGEMENT UNIT
BUENOS AIRES STOCK EXCHANGE.
SARMIENTO 299, 1041 AAE CAPITAL FEDERAL CAPITAL FEDERAL
COL 847 2 206 1117 31.12.02 5 1/93 6/93 1/93 299 1041 AAE
NNNN"

With no other topics to consider, the meeting is adjourned at 11.00 a.m.